# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pineapple Financial Inc., CIK 0001938109
CUSIP: 72303K207
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Unit 200, 111 Gordon Baker Road, Toronto, Ontario M2H 3R1, Toronto, Ontario Canada (A6), M2H 3R1
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001954945
Persons authorized to receive notices and communications: Marin Kendall Leo, 200-111 Gordon Baker Road, Toronto, Ontario Canada (A6), M2H 3R1, 416-576-8156

## Reporting persons
- Marin Kendall Leo (CIK 0001954945): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: personal funds (PF); sole voting power 2,077,798; shared voting power 0; sole dispositive power 2,077,798; shared dispositive power 0; aggregate amount beneficially owned 2,077,798 (10.3% of the class)
  Comment: (1) This percentage is calculated based upon 20,092,020 common shares outstanding, as set forth in the definitive proxy statement filed on May 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Pineapple Financial Inc.
Address of issuer's principal executive offices: Unit 200, 111 Gordon Baker Road, Toronto, Ontario M2H 3R1, Toronto, Ontario Canada (A6), M2H 3R1

## Item 2. Identity and Background
Name of person filing: This statement is filed by Marin Kendall Leo (the "Reporting Person").
Residence or business address: 200-111 Gordon Baker Road Toronto Ontario M2H 3R1
Present principal occupation or employment: President and Chief Operating Officer of Pineapple Financial Inc. (the "Issuer")
Criminal convictions in the last five years: The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares were purchased with the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired all of their Common Shares for investment purposes.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 2,077,798 common shares. Based upon an aggregate of 20,092,020 common shares outstanding, as set forth in the definitive proxy statement filed on May 27, 2025, the common shares of the Issuer owned by the Reporting Person constitute approximately 10.34% of the common shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote on 2,077,798 common shares.
Transactions in the class effected during the past sixty days: Except as set forth above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the common shares.

## Signatures
- Marin Kendall Leo: /s/ Kendall Marin, Chief Operating Officer (06/24/2025)